SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 4)*

Assured Guaranty Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title and Class of Securities)

G0585R106

(CUSIP Number)

WL Ross & Co. LLC

1166 Avenue of the Americas

New York, New York 10036

Attention: Michael J. Gibbons

Telephone number: (212) 826-1100

Facsimile Number: (212) 317-4891

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

CUSIP No. G0585R106	Schedule 13D/A	Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3) (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (4)
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV, L.P. (“Fund IV”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV.
(2)	Fund IV purchased 9,191,503 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $215,724,576. Fund IV can be deemed to share voting and dispositive power of an additional 1,460,393 shares that were acquired by WLR Recovery Fund III, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, in the same transaction. On May 6, 2008, Fund IV transferred 692,738 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund IV is the beneficial owner of 1,379,400 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 135,100 shares that are owned by WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, acquired prior to the execution of the Investment Agreement.
(4)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3) (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (4)
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR Recovery Fund III, L.P. (“Fund III”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III.
(2)	Fund III purchased 968,063 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $22,720,439. Fund III can be deemed to share voting and dispositive power of an additional 9,683,833 shares that were acquired by WLR Recovery Fund IV, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, in the same transaction. On May 6, 2008, Fund III transferred 72,960 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund III is the beneficial owner of 130,300 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,384,200 shares that are owned by WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, acquired prior to the execution of the Investment Agreement.

(4)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3) (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (4)
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”). INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in parallel investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Parallel Fund purchased 30,570 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $717,478. Parallel Fund can be deemed to share voting and dispositive power of an additional 10,621,326 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR/GS Master Co-Investment, L.P., affiliates of Parallel Fund, in the same transaction. On May 6, 2008, Parallel Fund transferred 2,304 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Parallel Fund is the beneficial owner of 4,800 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of Parallel Fund, acquired prior to the execution of the Investment Agreement.
(4)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3) (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (4)
14	TYPE OF REPORTING PERSON PN

(1)	WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Master Co-Investment, L.P. (“WLR/GS Fund”). WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	WLR/GS Fund purchased 461,760 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $10,837,507. WLR/GS Fund can be deemed to share voting and dispositive power of an additional 10,190,136 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, in the same transaction.
(3)	WLR/GS Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired by WLR Recovery Fund III, L.P., WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, prior to the execution of the Investment Agreement.
(4)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR AGO Co-Invest, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3) (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (4)
14	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR AGO Co-Invest, L.P. (“Co-Invest Fund”). WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Co-Invest Fund.
(2)	WLR Recovery Fund IV, L.P. (“Fund IV”), WLR Recovery Fund III, L.P. (“Fund III”), WLR/GS Master Co-Investment, L.P. (“WLR/GS Fund”) and WLR IV Parallel ESC, L.P. (“Parallel Fund”) purchased 10,651,896 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and WLR/GS Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund.
(3)	Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired by WLR Recovery Fund III, L.P., WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of Co-Invest Fund, prior to the execution of the Investment Agreement.
(4)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 7 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3) (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (4)
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV.
(2)	Fund IV purchased 9,191,503 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $215,724,576. Fund IV can be deemed to share voting and dispositive power of an additional 1,460,393 shares that were acquired by WLR Recovery Fund III, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, in the same transaction. On May 6, 2008, Fund IV transferred 692,738 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund IV is the beneficial owner of 1,379,400 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 135,100 shares that are owned by WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund IV, acquired prior to the execution of the Investment Agreement.
(4)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 8 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates III LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3) (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (4)
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III.
(2)	Fund III purchased 968,063 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $22,720,439. Fund III can be deemed to share voting and dispositive power of an additional 9,683,833 shares that were acquired by WLR Recovery Fund IV, L.P., WLR/GS Master Co-Investment, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, in the same transaction. On May 6, 2008, Fund III transferred 72,960 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Fund III is the beneficial owner of 130,300 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,384,200 shares that are owned by WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of Fund III, acquired prior to the execution of the Investment Agreement.
(4)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 9 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3) (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (4)
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Parallel Fund purchased 30,570 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $717,478. Parallel Fund can be deemed to share voting and dispositive power of an additional 10,621,326 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR/GS Master Co-Investment, L.P., affiliates of Parallel Fund, in the same transaction. On May 6, 2008, Parallel Fund transferred 2,304 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Parallel Fund is the beneficial owner of 4,800 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of Parallel Fund, acquired prior to the execution of the Investment Agreement.
(4)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 10 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3) (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (4)
14	TYPE OF REPORTING PERSON IA

(1)	INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund.
(2)	Parallel Fund purchased 30,570 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $717,478. Parallel Fund can be deemed to share voting and dispositive power of an additional 10,621,326 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR/GS Master Co-Investment, L.P., affiliates of Parallel Fund, in the same transaction. On May 6, 2008, Parallel Fund transferred 2,304 common shares of AGO to its affiliate, WLR AGO Co-Invest, L.P.
(3)	Parallel Fund is the beneficial owner of 4,800 common shares acquired prior to the execution of the Investment Agreement and can be deemed to share voting and dispositive power of an additional 1,509,700 shares that are owned by WLR Recovery Fund III, L.P. and WLR Recovery Fund IV, L.P., affiliates of Parallel Fund, acquired prior to the execution of the Investment Agreement.
(4)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 11 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (2) (3) (4)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (2) (3) (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (4)
14	TYPE OF REPORTING PERSON IA

(1)	WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	WLR/GS Fund purchased 461,760 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $10,837,507. WLR/GS Fund can be deemed to share voting and dispositive power of an additional 10,190,136 shares that were acquired by WLR Recovery Fund IV, L.P., WLR Recovery Fund III, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, in the same transaction.
(3)	WLR/GS Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired by WLR Recovery Fund III, L.P., WLR Recovery Fund IV, L.P. and WLR IV Parallel ESC, L.P., affiliates of WLR/GS Fund, prior to the execution of the Investment Agreement.
(4)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 12 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (3)
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and Parallel Fund purchased 10,651,896 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.
(3)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 13 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (3)
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and Parallel Fund purchased 10,651,896 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.
(3)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 14 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (3)
14	TYPE OF REPORTING PERSON IA

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and Parallel Fund purchased 10,651,896 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.
(3)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 15 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 12,166,396 (1) (2) (3)
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 12,166,396 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,166,396 (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (3)
14	TYPE OF REPORTING PERSON IN

(1)	WLR Recovery Associates IV LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund IV and Co-Invest Fund. WL Ross Group, L.P. is the managing member of WLR Recovery Associates IV LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by Fund IV and Co-Invest Fund. WLR Recovery Associates III LLC is the general partner and WL Ross & Co. LLC is the investment manager of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates III LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates III LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held directly by Fund III. INVESCO WLR IV Associates LLC is the general partner of Parallel Fund. INVESCO Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement whereby Parallel Fund will invest on a pro rata basis in the same investments as Fund IV. Accordingly, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc. WLR Recovery Associates IV LLC, WL Ross Group, L.P. El Vedado, LLC, WL Ross & Co. LLC and Wilbur L. Ross, Jr. can be deemed to share beneficial ownership over the shares to be held directly by Parallel Fund. WLR Master Co-Investment GP, LLC is the general partner and WL Ross & Co. LLC is the investment manager of WLR/GS Fund. WL Ross Group, L.P. is the managing member of WLR Master Co-Investment GP, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Master Co-Investment GP, LLC and WL Ross & Co. LLC can be deemed to share voting and dispositive power over the shares to be held by WLR/GS Fund.
(2)	Fund IV, Fund III, WLR/GS Fund and WLR IV Parallel ESC, L.P. (“Parallel Fund”) purchased 10,651,896 common shares pursuant to an Investment Agreement, dated as of February 28, 2008, between Assured Guaranty Ltd. (“AGO”) and Fund IV (the “Investment Agreement”) for cash consideration of $250,000,000. On May 6, 2008, Fund IV, Fund III and Parallel Fund transferred 768,002 common shares of AGO to their affiliate, Co-Invest Fund. Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund can be deemed to share voting and dispositive power of 1,514,500 shares that were acquired prior to the execution of the Investment Agreement.
(3)	The number of shares beneficially owned and the percent of class represented do not reflect the additional common shares of AGO which one or more of the Reporting Persons may purchase in certain circumstances as calculated and further described in Item 6.

CUSIP No. G0585R106	Schedule 13D/A	Page 16 of 20 Pages

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D originally filed on March 10, 2008 (the “Schedule 13D”), the Schedule 13D/A filed on April 9, 2008 (the “First Schedule 13D/A”), the Schedule 13D/A filed on May 7, 2008 (the “Second Schedule 13D/A”) and the Schedule 13D/A filed on September 19, 2008 (the “Third Schedule 13D/A”) by WLR Recovery Fund L.P. IV, WLR Recovery Fund III, L.P., WLR IV Parallel ESC, L.P., WLR AGO Co-Invest, L.P., WLR Recovery Associates IV LLC, WLR Recovery Associates III LLC, INVESCO WLR IV Associates LLC, INVESCO Private Capital, Inc., WL Ross & Co. LLC, WLR/GS Master Co-Investment, L.P., WLR Master Co-Investment GP LLC, WL Ross Group, L.P., El Vedado, LLC and Wilbur L. Ross, Jr. (each, a “Reporting Person” and collectively, the “Reporting Persons”). All capitalized terms used without definition in this Schedule 13D/A shall have the meanings set forth in the Schedule 13D, the First Schedule 13D/A, the Second Schedule 13D/A and the Third Schedule 13D/A.

This Schedule 13D/A amends the Schedule 13D, the First Schedule 13D/A, the Second Schedule 13D/A and the Third Schedule 13D/A as follows:

Item 4.	Purpose of the Transaction.

These additional paragraphs are added to the end of Item 4 of the Schedule 13D as follows:

On November 13, 2008, AGO and Fund IV entered into the Amendment to Investment Agreement (the “Amendment”), a copy of which is included as Exhibit 10.1, pursuant to which Fund IV granted AGO the option to cause Fund IV to purchase from AGO additional Common Shares of AGO (the “FSA Subsequent Shares”). AGO would use all of the proceeds of the sale of the FSA Subsequent Shares solely to pay a portion of the purchase price payable under a Purchase Agreement, dated November 13, 2008, among Dexia Holdings, Inc. (“Dexia”), Dexia Credit Local S.A., and AGO, under which AGO would acquire all of Dexia’s ownership interest in Financial Security Assurance Holdings Ltd., a New York corporation (“FSA”) (the “FSA Purchase Agreement”).

In addition, on November 13, 2008, Fund IV, Fund III, Parallel Fund, WLR/GS Fund and Co-Invest Fund (the “WLR Funds”) entered into a Voting Agreement with AGO (the “Voting Agreement”), a copy of which is included as Exhibit 99.1, pursuant to which the WLR Funds agreed to vote the Common Shares beneficially owned by them at any meeting of shareholders of AGO to consider the issuance of Common Shares to Dexia in connection with AGO’s acquisition of FSA (the “Issuance”) or any of the transactions contemplated by the FSA Purchase Agreement.

See Item 6 for additional information.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

These additional paragraphs are added to the end of Item 6 of the Schedule 13D as follows:

The FSA Subsequent Shares will be purchased pursuant to the Investment Agreement, as amended by the Amendment. The following summary is qualified in its entirety by reference to the complete Investment Agreement, the Amendment and the Voting Agreement.

Pursuant to the Amendment, subject to certain conditions and limitations, including the receipt of required regulatory approvals and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, Fund IV granted AGO the option to cause Fund IV to purchase from AGO the FSA Subsequent Shares having an aggregate purchase price of up to $361,000,000. The number of FSA Subsequent Shares to be purchased will be equal to the quotient of (i) the aggregate dollar amount specified in a drawdown notice, which may not exceed $361,000,000, divided by (ii) the “Drawdown Price,” which will be equal to the volume weighted average price of a Common Share on the NYSE for the 20 NYSE trading days ending with the last NYSE trading day immediately preceding the date of the closing of the purchase of the FSA Subsequent Shares (“20 Day VWAP”), provided that (i) if the 20 Day VWAP is less than $6.00, the Drawdown Price will be $6.00, and if the 20 Day VWAP is greater than $8.50, the Drawdown Price will be $8.50.

CUSIP No. G0585R106	Schedule 13D/A	Page 17 of 20 Pages

WL Ross & Co. LLC, the investment manager of Fund IV, is entitled to allocate this purchase obligation (and any associated rights) among the other investment funds it manages. Except as otherwise specifically provided in the Amendment, all of the terms and conditions set forth in the Investment Agreement applicable to Subsequent Shares will apply to the FSA Subsequent Shares, and the purchase and sale of the FSA Subsequent Shares will reduce Fund IV’s remaining commitment under the Investment Agreement. The terms and conditions set forth in the Amendment will not apply to any purchase of Subsequent Shares other than the FSA Subsequent Shares. Within one business day of the date of the Amendment, AGO agrees to pay Fund IV a nonrefundable commitment fee of $10,830,000 by wire transfer of immediately available funds to an account designated by Fund IV for such purpose.

In the event that AGO elects to finance any portion of the purchase price payable under the FSA Purchase Agreement through an offering of common shares to purchasers other than Fund IV, Fund IV shall have the pre-emptive rights set forth in the Investment Agreement, as amended by the Amendment.

Pursuant to the Voting Agreement, the WLR Funds agreed to vote, or caused to be voted, all of the Common Shares owned by them at any meeting of shareholders of AGO (including any adjournment or postponement thereof), or pursuant to any action by written consent, to be held to consider the Issuance or any of the transactions contemplated by the FSA Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description of Exhibit
10.1	Amendment to Investment Agreement dated November 13, 2008 between Assured Guaranty Ltd. and WLR Recovery Fund IV, L.P.

99.1	Voting Agreement dated November 13, 2008 among Dexia Holdings Inc., WLR Recovery Fund L.P. IV, WLR Recovery Fund III, L.P., WLR IV Parallel ESC, L.P., WLR AGO Co-Invest, L.P. and WLR/GS Master Co-Investment, L.P.

CUSIP No. G0585R106	Schedule 13D/A	Page 18 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2008

WL ROSS & CO. LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND III, L.P.

By:	WLR Recovery Associates III LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV Associates LLC, its General Partner
By:	INVESCO Private Capital, Inc., its Managing Member

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR/GS MASTER CO-INVESTMENT, L.P.

By:	WLR Master Co-Investment GP LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

CUSIP No. G0585R106	Schedule 13D/A	Page 19 of 20 Pages

WLR AGO CO-INVEST, L.P.

By:	WLR Recovery Associates IV LLC, its General Partner
By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

INVESCO WLR IV ASSOCIATES LLC

By:	INVESCO Private Capital, Inc its Managing Member

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

INVESCO PRIVATE CAPITAL, INC.

By:	*
Wilbur L. Ross, Jr.,
its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES III LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WLR MASTER CO-INVESTMENT GP LLC

By:	WL Ross Group, L.P., its Managing Member
By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

CUSIP No. G0585R106	Schedule 13D/A	Page 20 of 20 Pages

EL VEDADO, LLC

By:	*
Wilbur L. Ross, Jr.,
its Managing Member

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

* The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Powers of Attorney executed by the above-named officers and managing members of the reporting companies and filed with the Securities and Exchange Commission on behalf of such officers and managing members.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.